Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
Sunoco Logistics Partners L.P.

Three Months Ended
March 31, 2007
Fixed Charges:
Interest cost and debt expense	$9,315
Interest allocable to rental expense (a)	484

Total	$9,799

Earnings:
Income before income tax expense	$22,307
Equity in income of less than 50 percent owned affiliated companies	(4,982)
Dividends received from less than 50 percent owned affiliated companies	5,455
Fixed charges	9,799
Interest capitalized	(553)
Amortization of previously capitalized interest	49

Total	$32,075

Ratio of Earnings to Fixed Charges	3.27

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

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